UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Notification of major shareholding

Copenhagen, 26 March 2026: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler. Reference is made to the stock exchange announcement published by Cadeler on 26 March 2026 regarding the results of a private placement of 35,095,758 new shares in Cadeler (the “Private Placement”).

The Scorpio group’s direct and indirect shareholding in Cadeler has changed as a consequence of Scorpio Holdings Limited’s subscription for 6,929,642 new shares in Cadeler in the Private Placement.

Following completion of (a) registration of the share capital increase in Cadeler in connection with the Private Placement and (b) Scorpio Holdings Limited’s receipt of 6,929,642 newly subscribed shares, Scorpio Holdings Limited and Scorpio Services Holding Limited are expected to hold a total of 49,356,825 shares in Cadeler of a nominal value of DKK 1 each, corresponding to 12.78% of the total share capital and voting rights in Cadeler after the share capital increase, of which 41,385,792 shares (10.72%) are held by Scorpio Holdings Limited and 7,971,033 shares (2.06%) are held indirectly through Scorpio Services Holding Limited.

Scorpio Holdings Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 99226 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

Scorpio Services Holding Limited is a limited liability company organised under the laws of the Republic of the Marshall Islands under the registration number 52777 with its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands, MH 96960.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer